June 1, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ada D. Sarmento

Erin Jaskot

Re:	Xtant Medical Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 30, 2018

File No. 333-224940

Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Xtant Medical Holdings, Inc. (Company), respectfully requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Daylight Savings time, on June 4, 2018, or as soon thereafter as is practicable. or at such later time as the Company or its counsel may request via telephone call to the Staff.

Please call Amy Culbert of Fox Rothschild LLP at (612) 607-7287 to provide notice of effectiveness or if you have any questions or concerns regarding this matter.

We understand that the Staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Thank you for your assistance in this matter.

Very truly yours,

XTANT MEDICAL HOLDINGS, INC.

Carl O’Connell

Chief Executive Officer

cc:	Amy E. Culbert, Fox Rothschild LLP